SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 19
Telephone and Data Systems, Inc.
(Name of Issuer)
Special Common Stock
(Title of Class and Securities)
879433860
(CUSIP Number of Class of Securities)
O. Mason Hawkins
Chairman of the Board and C.E.O.
and
Andrew R. McCarroll
Vice President & General Counsel
Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(901) 761-2474
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2009
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

CUSIP No.	879433860	13D

1	NAMES OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO: Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

	7	SOLE VOTING POWER

NUMBER OF		(Discretionary Accounts) 5,111,048 shares

SHARES	8	SHARED OR NO VOTING POWER
BENEFICIALLY
OWNED BY EACH		5,666,200 shares (Shared) 1,568,237 shares (None)

REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		(Discretionary Accounts) 6,679,285 shares

	10	SHARED OR NO DISPOSITIVE POWER

5,666,200 shares (Shared) 0 shares (None)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,345,485 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.0%

14	TYPE OF REPORTING PERSON

IA
Note: All shares identified above are shares of the Issuer’s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.

CUSIP No.	879433860	13D

1	NAMES OF REPORTING PERSONS Longleaf Partners Fund I.D. No. 63-6147721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO: Funds of investment company shareholders

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,666,200 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

5,666,200 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,666,200 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.6%

14	TYPE OF REPORTING PERSON

IV
Note: All shares identified above are shares of the Issuer’s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.

CUSIP No.	879433860	13D

1	NAMES OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO: None

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of United States

	7	SOLE VOTING POWER

NUMBER OF		(Discretionary Accounts) None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None (See Item 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.0%

14	TYPE OF REPORTING PERSON

IN
Note: All shares identified above are shares of the Issuer’s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.

Item 5. Interest in Securities of the Issuer
Item 5 shall be amended and restated as follows:
     (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 12,345,485 shares of the Special Common Stock of the Issuer, constituting approximately 23.0% of the 53,623,010 shares outstanding.

	Common		% of outstanding
	Shares Held		Common Shares

Voting Authority

Sole:	5,111,048		9.5%
Shared:	5,666,200	*	10.6%
None:	1,568,237		2.9%

Total	12,345,485		23.0%
* Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

Dispositive Authority

Sole:	6,679,285		12.4%
Shared:	5,666,200	*	10.6%
None:	0		0.0%

Total	12,345,485		23.0%

*	Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.
     (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.
     (c) Transactions in the Securities during the last sixty days are attached as Schedule II.
     (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.
     (e) Not applicable.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2009

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Andrew R. McCarroll Andrew R. McCarroll
Vice President & General Counsel

LONGLEAF PARTNERS FUND
By Southeastern Asset Management, Inc.

By /s/ Andrew R. McCarroll Andrew R. McCarroll
Vice President and General Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 18 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 18 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of July 22, 2009.

Southeastern Asset Management, Inc.

By: /s/ Andrew R. McCarroll Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
By Southeastern Asset Management, Inc.

By /s/ Andrew R. McCarroll Andrew R. McCarroll
Vice President and General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

SCHEDULE II

Transaction Type	Date	# of Shares	Price per Share*
Sale	05/28/09	2,300	$28.47
Sale	05/29/09	1,733,202	$27.86
Sale	06/25/09	76,100	$26.35
Sale	06/26/09	28,802	$26.37
Sale	06/29/09	78,751	$26.52
Sale	06/30/09	13,343	$26.34
Sale	07/01/09	8,404	$26.41
Sale	07/20/09	407,000	$25.82
Sales in the ordinary course of business on the American Stock Exchange or through Electronic Communication Networks (ECNs). In addition to the above transactions, on June 26, 2009, a client of Southeastern terminating its advisory relationship removed 13,708, shares from Southeastern’s discretion.

*	Net of commissions.